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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    NATIONAL CONVENIENCE STORES INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                    NATIONAL CONVENIENCE STORES INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                       WARRANTS TO PURCHASE COMMON STOCK
                       (TITLES OF CLASSES OF SECURITIES)

                              CUSIP NO. 635570500
                       (WITH RESPECT TO THE COMMON STOCK)
                              CUSIP NO. 635570112
                         (WITH RESPECT TO THE WARRANTS)
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                            ------------------------

                                A. J. GALLERANO
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    NATIONAL CONVENIENCE STORES INCORPORATED
                                100 WAUGH DRIVE
                              HOUSTON, TEXAS 77007
                                 (713) 863-2200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              EDGAR J. MARSTON III
                         BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                           HOUSTON, TEXAS 77002-2781
                                 (713) 223-2900

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is National Convenience Stores Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Waugh Drive, Houston, Texas 77007. The titles of the classes of equity securities to which this Schedule relates are (i) the Company's Common Stock, par value $.01 per share (the "Common Stock"), including the associated Rights to Purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement dated as of August 31, 1995 (the "Rights Agreement"), between the Company and Boatmen's Trust Company, as Rights Agent, and (ii) the Warrants to Purchase Common Stock (the "Warrants") issued pursuant to the Warrant Agreement dated as of March 9, 1993 (the "Warrant Agreement"), between the Company and Boatmen's Trust Company, as Warrant Agent. The Common Stock, including the associated Rights, and the Warrants are sometimes collectively referred to herein as the "Securities."

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule relates to the tender offer by Shamrock Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Diamond Shamrock, Inc., a Delaware corporation ("Diamond Shamrock"), to purchase (i) all outstanding shares of Common Stock, together with the associated Rights, at the purchase price of $27.00 per share of Common Stock (and associated Right), net to the tendering holder (pre-tax) in cash, and (ii) all outstanding Warrants at the purchase price of $9.25 per Warrant, net to the tendering holder (pre-tax) in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 1995 (the "Offer to Purchase"), and the related Letters of Transmittal (which together constitute the "Diamond Shamrock Offer"). The Diamond Shamrock Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 14, 1995. According to the Offer to Purchase, the principal executive offices of the Offeror and Diamond Shamrock are located at 9830 Colonnade Blvd., San Antonio, Texas 78230.

     The Diamond Shamrock Offer is being made pursuant to the Agreement and Plan of Merger dated as of November 8, 1995 (the "Merger Agreement"), among the Company, Diamond Shamrock and the Offeror. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated herein by reference in its entirety. For a description of the material terms of the Merger Agreement, see Annex I to this Schedule. The Merger Agreement provides that following the completion of the Diamond Shamrock Offer, the Offeror will be merged into the Company, with the Company continuing as a wholly owned subsidiary of Diamond Shamrock (the "Merger"). In the Merger, all remaining shares of Common Stock not tendered in the tender offer will be converted into the right to receive $27.00 in cash. Pursuant to the terms of the Merger Agreement, Warrants not tendered in the tender offer and not exercised prior to the completion of the Merger will remain outstanding after the Merger, but upon exercise will represent only the right to receive $27.00 in cash rather than one share of Common Stock. In the Merger Agreement, the Company also agreed to redeem the Rights immediately prior to the acceptance for payment of the Securities in the Diamond Shamrock Offer. See Item 8(d) below.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) Identity.

     The name and business address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

     (b) Contracts.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as amended by Form 10-K/A dated October 5, 1995, under Item 11 "Executive Compensation." A copy of such portion of the Annual Report on Form 10-K, as amended, has been filed as Exhibit 2 to this Schedule and is incorporated herein by reference. Descriptions of how outstanding options to purchase Common Stock, some of which are held by officers and directors of the

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Company, will be treated in connection with the Diamond Shamrock Offer and the
Merger, and of provisions in the Merger Agreement dealing with the indemnification of and insurance for officers and directors of the Company and certain employee benefit and employment matters, are set forth in Annex I, "Description of the Merger Agreement" under the captions "Company Options," "Directors/Officers Indemnification and Insurance," and "Employment Matters," which are incorporated herein by reference.

     Following the execution of the Merger Agreement, Roger R. Hemminghaus, Diamond Shamrock's Chairman, President and Chief Executive Officer, informed V.
H. Van Horn, President and Chief Executive Officer of the Company, that Diamond Shamrock would be interested in exploring the possibility of Mr. Van Horn becoming a consultant following the consummation of the Merger to assist Diamond Shamrock in the transition following the Merger and with respect to other matters related to retail marketing. As of November 14, 1995, the specific terms of any such consulting arrangement had not been agreed to by Diamond Shamrock and Mr. Van Horn.

     Except as described in this Schedule, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates, or (ii) the Offeror, Diamond Shamrock or their executive officers, directors or affiliates.

     (c) Background.

     The Circle K Tender Offer. On August 7, 1995, John F. Antioco, Chairman, President and Chief Executive Officer of The Circle K Corporation ("Circle K") contacted Mr. Van Horn and requested an immediate meeting with him. The two met on August 8 in Dallas, and Mr. Antioco told Mr. Van Horn that Circle K had decided to acquire the Company and that Mr. Van Horn would receive a letter later that day from Circle K offering to acquire the Company for $17 per share of Common Stock (the "Circle K Proposal"). Mr. Van Horn expressed his view that this price would be unfair to the Company's stockholders. Mr. Antioco advised Mr. Van Horn that if the Company did not agree to be acquired by Circle K within three days, Circle K would attempt to gain control of the Company by nominating a number of directors to be elected at the Company's annual stockholders' meeting. Mr. Van Horn stated that he did not believe Circle K would be able to gain control of the Board of Directors of the Company (the "Board") at the next annual meeting because of the Company's staggered Board. Mr. Antioco indicated that Circle K believed it had found a way to circumvent that provision. Later on August 8, Mr. Van Horn received a letter from Circle K confirming and describing the Circle K Proposal. On August 9, the Company engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor.

     On August 10, the Board met and determined that it would consider the Circle K Proposal. Also at this meeting, the Board amended the Company's Restated By-Laws (the "By-Laws") to increase the vote required to amend the section of the By-Laws dealing with the number of directors of the Company or to adopt a By-Law inconsistent with that section to 75% of the shares of Common Stock eligible to vote at a stockholders' meeting (the "By-Law Amendment"). See
Item 8(a). Following this meeting, Mr. Van Horn called Mr. Antioco and told him that the Company's Board was considering the Circle K Proposal.

     On August 11, the Company received from Circle K a notice that, in connection with the Company's next annual meeting of stockholders, Circle K would propose an amendment to the By-Laws that would increase the number of directors of the Company from eight to seventeen and would nominate a slate of nine candidates for election as directors of the Company. The Company also received notice from Bedford Falls Investors, L.P. ("Bedford"), a stockholder of the Company, that it intended to nominate four persons for election as directors of the Company, to propose, in effect, an amendment to the By-Laws to increase the number of directors to be elected at the upcoming annual meeting to five and to nominate a person for election to fill the additional directorship. See Item 8(b).

     On August 31, the Company's Board met and unanimously determined to reject the Circle K Proposal based in part on the opinion dated August 31, 1995 of Merrill Lynch that, as of the date of such opinion and based upon and subject to the matters set forth therein, the proposed cash consideration to be received by the Company's stockholders pursuant to the Circle K Proposal was inadequate to such stockholders from a

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financial point of view. Also at this meeting, the Board adopted the Rights
Agreement, which is described in Item 8(d) of this Schedule, and authorized in concept certain agreements and the amendment of certain employment contracts and benefit plans of the Company, which are described in Exhibit 2 hereto.

     On September 5, Circle K announced its intention to commence the Circle K Offer (as defined below) and filed two lawsuits against the Company, which are described in Item 8(c) of this Schedule. On September 7, 1995, Circle K commenced a tender offer for all outstanding shares of Common Stock, together with the associated Rights, at the purchase price of $20 per share of Common Stock (and associated Right), net to the tendering holder in cash, and all outstanding Warrants at the purchase price of $2.25 per Warrant, net to the tendering holder in cash (the "Circle K Offer").

     After the close of business on September 14, 1995, the Company received a letter from Diamond Shamrock setting forth an unsolicited proposal to acquire the Company for $23.50 per share of Common Stock and $5.75 per Warrant (the "Diamond Shamrock Acquisition Proposal").

     The Board met on September 18, 1995 to consider the Circle K Offer and related matters. The Board considered the Company's business, financial condition, current business strategy and future prospects, the long-term business outlook in Texas, where all of the Company's stores are located, recent and historical market prices for the Common Stock, the terms and conditions of the Circle K Offer and other matters. In addition, the Company's management and Merrill Lynch each reviewed and updated presentations made earlier to the Board. Also, Merrill Lynch delivered to the Board its opinion dated September 18, 1995 that, as of the date of such opinion and based upon and subject to the matters set forth therein, the proposed cash consideration to be received by the holders of Common Stock and Warrants pursuant to the Circle K Offer was inadequate to such holders, other than Circle K, from a financial point of view. Based, in part, on the opinion of Merrill Lynch, at the September 18, 1995 meeting the Board unanimously rejected the Circle K Offer as inadequate and not in the best interests of the stockholders and the warrantholders of the Company and recommended that all holders of Common Stock (and associated Rights) and Warrants reject the Circle K Offer and not tender their securities. The Board's recommendation, the reasons therefor and various other matters were set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 dated September 19, 1995 which was filed with the Securities and Exchange Commission (the "Commission") and sent to the Company's securityholders.

     At its September 18, 1995 meeting, the Board also determined not to accept the Diamond Shamrock Acquisition Proposal. However, given all available information, including the Diamond Shamrock Acquisition Proposal and other indications of interest which the Company had received subsequent to August 8, 1995, the Board considered and reviewed at the same meeting the desirability of exploring and investigating other alternative transactions. After careful consideration and consultation with management of the Company, the Board instructed management of the Company and Merrill Lynch to establish a process to explore the Company's strategic alternatives, including the possible sale of the Company.

     The Company invited over 25 parties to participate in this process, of which 13 signed confidentiality agreements, and 11 visited the Company's data room, received management presentations and received requests to submit proposals for the acquisition of the Company. Following the submission of bids by interested parties on November 3, 1995, the evaluation of those bids by the Company's legal and financial advisors, and consideration by the Board on November 6, 1995, the Board entered into negotiations with Diamond Shamrock for the purchase of the Company. See "Agreement with Diamond Shamrock" below.

     Agreement with Diamond Shamrock. On August 9, 1995, Mr. Hemminghaus met with Mr. Van Horn. In that meeting, Mr. Hemminghaus informed Mr. Van Horn that Diamond Shamrock believed that a business combination transaction between the two companies might be mutually advantageous and that Diamond Shamrock was interested in exploring that possibility on a negotiated basis. Mr. Van Horn informed Mr. Hemminghaus that the Company believed that its recent marketing strategies and capital spending programs were beginning to result in significant improvements in the Company's results of operations and indicated that the Company would prefer to remain independent.

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     On August 18, 1995, following the public announcement of the Circle K
Proposal, Mr. Hemminghaus again contacted Mr. Van Horn. Mr. Hemminghaus informed Mr. Van Horn that Diamond Shamrock continued to be interested in exploring a possible business combination transaction. Mr. Van Horn informed Mr. Hemminghaus that the Company was in the process of analyzing the Circle K Proposal and related matters and, as such, was unable to respond to Diamond Shamrock's interest at that time.

     On September 14, 1995, following the public announcement of the Circle K Offer, Mr. Hemminghaus contacted Mr. Van Horn and informed Mr. Van Horn that Diamond Shamrock was prepared to make an alternative proposal at a price higher than the Circle K Offer. Later that day, Diamond Shamrock sent the Company a written proposal indicating Diamond Shamrock's willingness to pursue the possible acquisition of the Company at $23.50 per share of Common Stock and $5.75 per Warrant. The Board declined to accept the Diamond Shamrock Acquisition Proposal at its meeting on September 18, 1995, but for the reasons noted above, determined to explore the Company's strategic alternatives, including the possible sale of the Company.

     In connection with the Company's process of exploring strategic alternatives, Diamond Shamrock signed a confidentiality agreement dated October 2, 1995, conducted a due diligence review of the Company and, on November 3, 1995, submitted a proposal to purchase the Company in accordance with the terms of the Company's bidding procedures. The Company's legal and financial advisors analyzed the proposals received over the weekend and contacted the bidders' advisors to clarify certain matters prior to the Board's meeting on November 6, 1995.

     The Board convened on the afternoon of November 6, 1995 to evaluate the bids to acquire the Company. Following this evaluation, the Board instructed the Company's financial and legal advisors to contact the representatives of Diamond Shamrock and clarify certain matters. After clarification of these matters, the Board instructed its advisors and management of the Company to endeavor to negotiate a definitive merger agreement by the end of the following day and to present that agreement to the Board for its consideration. Extensive negotiations then ensued.

     At a continuation of the previous day's meeting, late in the afternoon on November 7, 1995, the Board received presentations from management and the Company's legal advisors regarding the status of the negotiations of the Merger Agreement. In addition, Merrill Lynch delivered its oral opinion (which was subsequently confirmed in writing) that, as of that date and subject to the matters described by it, the cash consideration to be received by the holders of Common Stock and Warrants pursuant to the Diamond Shamrock Offer and the Merger was fair to such holders from a financial point of view. Subsequently, the Board approved the Merger Agreement. Immediately thereafter, Diamond Shamrock, the Offeror and the Company executed the Merger Agreement, pursuant to which the Offeror agreed to make the Diamond Shamrock Offer.

     See Annex I, "Description of the Merger Agreement," below for additional information regarding the terms and conditions of the Diamond Shamrock Offer and the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation.

     THE BOARD HAS DETERMINED UNANIMOUSLY THAT THE DIAMOND SHAMROCK OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS AND THE WARRANTHOLDERS OF THE COMPANY. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK (AND ASSOCIATED RIGHTS) AND WARRANTS ACCEPT THE DIAMOND SHAMROCK OFFER AND TENDER ALL OF THEIR SECURITIES PURSUANT TO THE DIAMOND SHAMROCK OFFER. This recommendation is based in part on the oral opinion delivered by Merrill Lynch to the Board on November 7, 1995, that, as of such date, the cash consideration to be received by the holders of Common Stock and Warrants pursuant to the Diamond Shamrock Offer and the Merger is fair to such holders from a financial point of view. Merrill Lynch subsequently confirmed its opinion in writing. The full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Merrill Lynch, is set forth as Annex II hereto and is incorporated herein by reference. Securityholders are urged to read such opinion carefully in its entirety.

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     A copy of the letter to the Company's stockholders and warrantholders communicating the Board's recommendation is filed as Exhibit 18 to this Schedule and is incorporated herein by reference.

     (b) Reasons for the Recommendation.

     At the Board's meeting held on November 6 and 7, 1995, the Board considered the bids received for the purchase of the Company and the results of subsequent conversations with representatives of the bidders. The Board also considered the Company's business, financial condition, results of operations, employees, customer base, current business strategy and future prospects, recent and historical market prices for the Common Stock and Warrants and other matters. In addition, Merrill Lynch reviewed and updated its presentations made earlier to the Board.

     In reaching the conclusions and recommendations described above, the Board considered a number of factors in addition to those already described, including, among other things, the following:

          (i) The financial and other terms and conditions of the Diamond Shamrock Offer and the Merger Agreement;

          (ii) The oral opinion delivered by Merrill Lynch to the Board on November 7, 1995 (subsequently confirmed in writing) that, as of such date and on the basis of and subject to the matters described by it, the cash consideration to be received by the holders of Common Stock and Warrants pursuant to the Diamond Shamrock Offer and the Merger was fair to such holders from a financial point of view;

          (iii) The fact that the consideration offered for the Common Stock and Warrants in the Diamond Shamrock Offer and Merger was higher than any other bid received in the Company's process of exploring strategic alternatives;

          (iv) The belief of the Board that, in view of the number of parties canvassed by management and Merrill Lynch and the number of parties who participated in the process and received information with respect to the Company, it was unlikely that any party potentially interested in submitting a proposal to acquire the Company had not been afforded an opportunity to do so;

          (v) The fact that the consideration to be received by the Company's stockholders and warrantholders pursuant to the Diamond Shamrock Offer represents a substantial premium over the most recent closing market prices of $13.00 for the Common Stock and $2.00 for the Warrants prior to August 8, 1995, the date on which the Company received the Circle K Proposal; and

          (vi) The fact that, if required by the fiduciary duties of the Board under Delaware law, the Company may approve or recommend a tender offer competing with the Diamond Shamrock Offer or terminate the Merger Agreement and enter into a definitive acquisition agreement with another party for a transaction which is financially superior, provided that under the circumstances described in the Merger Agreement, the Company must pay to Diamond Shamrock a termination fee of $7 million, plus the documented expenses of Diamond Shamrock and the Offeror (see "Termination" under "Description of the Merger Agreement" in Annex I).

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Diamond Shamrock Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated August 9, 1995 (the "Engagement Letter"), the Company has retained Merrill Lynch as its exclusive financial advisor in connection with (a) any acquisition by a person or group of persons of 5% or more of any class of the Company's equity securities; (b) any solicitation of proxies or shareholder consents in opposition to, or without the support of, the Board of Directors of the Company; or (c) any oral or written offer or proposal (an "Acquisition Proposal") to the Company or any of its

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stockholders relating to an Acquisition Transaction (as defined below) or an acquisition of any or all of the then outstanding voting capital stock of the Company, and generally in connection with strategic, financial and stockholder relations matters. Merrill Lynch was also engaged to assist the Company in analyzing and advising the Company with respect to other transactions specified in the Engagement Letter (each, an "Alternative Transaction").

     "Acquisition Transaction" is defined in the Engagement Letter as, whether effected in one transaction or a series of transactions and whether or not resulting from an Acquisition Proposal, (a) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of one or more third parties, (b) the acquisition, directly or indirectly, by one or more third parties of more than 50% of the outstanding voting capital stock of the Company, by way of a tender or exchange offer, negotiated purchases or other means or (c) the acquisition, directly or indirectly, by one or more third parties of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company by way of a joint venture, negotiated purchase, lease, license, exchange or other means. With respect to a transaction described in clause (b), the fee payable to Merrill Lynch will be calculated as if all of the then outstanding shares of capital stock of the Company on a fully diluted basis (including stock options) were acquired in the transaction.

     For such financial advisory services, the Company has agreed to pay Merrill Lynch under the Engagement Letter the following fees: (1) a fee of $50,000, payable in cash on the date of the Engagement Letter; (2) a fee in the amount of $200,000, payable in cash upon the public announcement of any Acquisition Proposal or Alternative Transaction; (3) a fee to be mutually agreed upon by the Company and Merrill Lynch in good faith and based on fees paid to major investment banks for similar services considering results achieved and efforts expended, if, on June 30, 1996 neither of the following (i) and (ii) has occurred: (i) a person or group owns or otherwise is the beneficial owner of a majority of the Common Stock and other voting securities, if any, (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of the Company, and (ii) the sale of all or substantially all of the assets of the Company; and (4) if, during the period Merrill Lynch is retained by the Company or within one year thereafter, (a) any Acquisition Transaction or Alternative Transaction is consummated or (b) the Company enters into a definitive agreement which subsequently results in an Acquisition Transaction or Alternative Transaction, an additional fee calculated as follows: (i) if the consideration per share of Common Stock to be received by holders thereof is less than, or equal to, $17.00, then $1,500,000; or (ii) if the consideration per share of Common Stock to be received by holders thereof is greater than $17.00, then the sum of (x) the fee referred to in the immediately preceding clause (i) and (y) 2.5% of the difference between the Purchase Price (as defined below), as calculated assuming the per share consideration to holders of Common Stock of $17.00, and the Purchase Price, as calculated assuming the per share consideration to be received by the holders of Common Stock. Any such fee shall be payable in cash upon the closing of such Acquisition Transaction or Alternative Transaction or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be. "Purchase Price" is defined in the Engagement Letter as an amount equal to the sum of the aggregate fair market value of any securities issued and any other non-cash consideration delivered (including, without limitation, any joint venture interest delivered to, or retained by, the Company), and any cash consideration paid, to or by the Company or to its security holders in connection with an Acquisition Transaction or Alternative Transaction and the amount of all indebtedness of the Company or any subsidiary of the Company, which is assumed or acquired by a prospective purchaser or retired or defeased in connection with such Acquisition Transaction or Alternative Transaction. At the date hereof, the Company had paid Merrill Lynch $250,000 in fees pursuant to the Engagement Letter and expects to pay an additional $3,528,444 in fees upon consummation of the Diamond Shamrock Offer.

     The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its legal counsel, incurred in connection with its representation of the Company, and to indemnify Merrill Lynch and certain related persons against certain liabilities resulting from or arising out of its performance under the Engagement Letter.

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     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to securityholders on their behalf concerning the Diamond Shamrock Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Transactions in Securities.

     To the knowledge of the Company, no transactions in the Common Stock or Warrants have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) Intent to Tender.

     To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender pursuant to the Diamond Shamrock Offer all shares of Common Stock or Warrants that are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Negotiations.

     Except as set forth in this Schedule, no negotiation is being undertaken or is underway by the Company in response to the Diamond Shamrock Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Transactions and Other Matters.

     Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Diamond Shamrock Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) By-Law Amendment.

     Article X of the Company's Restated Certificate of Incorporation (the "Charter") provides that the number of directors shall be fixed by, and in the manner provided in, the By-Laws. It also provides that the directors shall be divided into three classes. Section 1 of Article II of the By-Laws provides, in part, that the "total number of authorized directors . . . shall not be greater than eight." In view of the Circle K Proposal and its potential impact on the Company and its stockholders, the Board determined during its conference call meeting on August 10, 1995 to amend Article VIII of the By-Laws to increase the number of votes of the holders of Common Stock required to amend Section 1 of
Article II of the By-Laws, or to adopt a By-Law inconsistent therewith, from a majority to 75%.

     (b) Proposed Proxy Solicitations.

     Circle K's Offer to Purchase in connection with the Circle K Offer stated that Circle K intended to file preliminary proxy solicitation materials with the Commission for use in connection with the solicitation of proxies from stockholders of the Company for use at the Company's 1995 Annual Meeting of Stockholders which was scheduled for November 7, 1995 or any subsequent meeting for the following purposes: (i) to amend the By-Laws to fix the number of directors of the Company at 17 and to permit holders of 25% or more of the shares of Common Stock to call special meetings of stockholders, (ii) to elect nine individuals to serve as directors of the Company, and (iii) to repeal each provision of the By-Laws or amendment thereto adopted subsequent to January 1, 1994 and prior to the effectiveness of such proposals. Circle K delivered to the

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Company a notice with respect to these matters on August 11, 1995. Circle K's
Offer to Purchase also set forth certain information with respect to positions and actions which Circle K's nominees would take with respect to a sale of the Company and the Circle K Offer.

     On August 11, 1995, the Company also received from Bedford a proposal regarding its intention to nominate four persons for election as directors at the Company's 1995 Annual Meeting, to propose, in effect, an amendment to the By-Laws to increase the number of directors to be elected at such meeting to five and to nominate a person for election to fill the resulting directorship.

     Copies of the foregoing proposals received from Circle K and Bedford are filed as Exhibits 26 and 27 to this Schedule; the foregoing descriptions are qualified in their entirety by reference to such Exhibits.

     In view of the Company's decision to explore alternative transactions, on September 18, 1995 the Board determined to postpone the Company's Annual Meeting, previously scheduled for November 7, 1995, and the record date therefor, to undetermined dates.

     (c) Litigation.

     Delaware Chancery Court. On August 11, 1995, a purported class action lawsuit was filed in the Chancery Court of New Castle County, Delaware against the Company and its directors alleging that the directors, by adopting the By-Law Amendment, carried out a preconceived scheme to entrench themselves in office, infringed upon the stockholders' ability to choose between competing slates for control of the Company and, therefore, breached or aided and abetted breaches of their fiduciary duties to the Company and its stockholders. The Complaint requested, among other things, that the By-Law Amendment be declared void and that the directors be ordered to carry out their fiduciary duties to the plaintiff stockholder and the other members of the class. The case is styled Thomas J. McKula, Jr., on behalf of himself and all others similarly situated v. William K. Wilde, et al., C.A. 14481 (the "McKula Case"). The Complaint in the foregoing action is filed as Exhibit 21 to this Schedule; the foregoing description is qualified in its entirety by reference to such Exhibit.

     On September 5, 1995, Circle K filed a lawsuit against the Company and its directors in the Chancery Court of New Castle County, Delaware alleging, among other things, that the directors improperly refused to negotiate or consider any bona fide offer for the Company and that such action, the By-Law Amendment and the adoption by the Board of the Rights Agreement constituted unfair dealing, improper interference with shareholder voting rights, a manipulation of corporate machinery for personal purposes, an effort by the directors to entrench themselves in their positions with the Company and a breach of the directors' fiduciary duties to the Company's stockholders. The Complaint requests, among other things, that the Court declare the By-Law Amendment and the Rights Agreement void or enjoin the enforcement thereof and award unspecified damages. This case is styled The Circle K Corporation v. National Convenience Stores Incorporated, et al., C.A. 14518 (the "Circle K Case"). The Complaint in the foregoing action is filed as Exhibit 24 to this Schedule; the foregoing description is qualified in its entirety by reference to such Exhibit.

     Counsel for the plaintiffs and the Company in the McKula Case, the Circle K Case and the case filed by Circle K in Delaware Federal Court described below have agreed to postpone indefinitely discovery initiatives and trial settings pending completion of the Diamond Shamrock Offer and the Merger.

     On August 18, 1995, another purported class action lawsuit was filed in the Chancery Court of New Castle County, Delaware against the Company and its directors alleging, among other things, that the directors improperly refused to negotiate or consider any bona fide offer for the Company including the Circle K Proposal and that such action and the By-Law Amendment constituted unfair dealing, improper interference with shareholder voting rights, a manipulation of corporate machinery for personal purposes, an attempt by the directors to entrench themselves in their positions with the Company and a breach of the directors' fiduciary duty to maximize shareholder value. The Complaint seeks, among other things, injunctive relief against enforcement of the By-Law Amendment, an order compelling the directors of the Company to carry out their fiduciary duties to the plaintiff stockholder and the other members of the class, and unspecified damages. The case is styled Crandon Capital Partners v.
V. H. Van Horn, et al., C.A. 14489, and as of

November 13, 1995 service of process has not been made on the Company or, to its knowledge, the other defendants. The Complaint in the foregoing action is filed as Exhibit 22 to this Schedule; the foregoing description is qualified in its entirety by reference to such Exhibit.

     Delaware Federal Court. On September 5, 1995, Circle K filed another lawsuit against the Company and its directors in the United States District Court for the District of Delaware alleging, among other things, that the omission of certain information concerning the By-Law Amendment from a press release issued by the Company on August 14, 1995 and the omission of certain information relating to a nomination of directors received from Bedford from a Current Report on Form 8-K filed by the Company with the Commission on August 14, 1995 rendered the press release and the Form 8-K materially false and misleading. Therefore, the Complaint alleges, the press release and the Form 8-K violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Complaint requests, among other things, that the court compel the defendants to make corrective disclosures and enjoin the defendants from soliciting proxies of the Company's stockholders until such corrective action is completed. The case is styled The Circle K Corporation v. National Convenience Stores Incorporated, et al., C.A. 95-537. The Complaint in the foregoing action is filed as Exhibit 23 to this Schedule; the foregoing description is qualified in its entirety by reference to such Exhibit.

     (d) Rights Agreement.

     On August 31, 1995, the Board declared a dividend of one Right for each outstanding share of Common Stock, payable on September 11, 1995 to stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a Purchase Price of $55 per Unit, subject to adjustment.

     IN THE MERGER AGREEMENT, THE COMPANY AGREED TO (I) TAKE ALL ACTION NECESSARY TO DEFER THE DISTRIBUTION DATE (AS DEFINED BELOW) TO PREVENT THE OCCURRENCE OF THE DISTRIBUTION DATE AS A RESULT OF THE COMMENCEMENT OF THE OFFER OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND (II) REDEEM THE RIGHTS EFFECTIVE IMMEDIATELY PRIOR TO THE OFFEROR'S ACCEPTANCE FOR PAYMENT OF SHARES OF COMMON STOCK AND WARRANTS PURSUANT TO THE DIAMOND SHAMROCK OFFER.

     A copy of the Rights Agreement is filed as Exhibit 25 to this Schedule; the following summary description of the Rights Agreement is qualified in its entirety by reference to such Exhibit.

     Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Board before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after September 11, 1995 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Company, its subsidiaries and their employee benefit plans will not at any time be deemed Acquiring Persons.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 31, 2005, unless earlier redeemed or exchanged by the Company as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon exercise or conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after the occurrence of a Flip-In Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely effect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain related parties), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Board, at its September 18, 1995 meeting, adopted a resolution pursuant to the Rights Agreement that has the effect of providing that the Distribution Date would be deferred until the earlier of (i) 10 days after the Stock Acquisition Date or (ii) such date as may be subsequently determined by the Board. The Board took a similar action at its meeting on November 6 and 7, 1995. At that meeting the Board also resolved that the Rights shall be redeemed at the redemption price of $.01 per Right immediately prior to the acceptance for payment of the Common Stock pursuant to the Diamond Shamrock Offer (but prior to that time shall remain in effect), and that the record date for determining holders of Rights entitled to receive the redemption price shall be the time at which the Rights are redeemed.

     (e) Charter Provisions.

     Vote Required for Certain Matters. The Company's Charter provides that the holders of at least two-thirds of the outstanding shares of the Common Stock must approve the following actions: (i) amendment of the Charter; (ii) certain mergers or consolidations of the Company; (iii) the sale, lease or exchange of all or substantially all of the property and assets of the Company; or (iv) the dissolution, or the revocation of a dissolution, of the Company. The Minimum Condition of the Diamond Shamrock Offer, as described in Annex I, obligates the Offeror to accept the Securities tendered only if Securities representing at least two-thirds of the shares of Common Stock on a fully diluted basis are validly tendered and not withdrawn pursuant to the Diamond Shamrock Offer. Accordingly, if the Minimum Condition is satisfied, the Offeror will have sufficient voting power to cause approval of the Merger without the affirmative vote of any other stockholder of the Company.

     Section 382 Transfers. Article V of the Charter provides that until July 1, 1996, any attempted sale, transfer, assignment, conveyance, grant, pledge, gift or other disposition of any share or shares of Common Stock (within the meaning of Section 382 of the Internal Revenue Code of 1986 (the "Code")), or any option or right to purchase such stock, as defined in the Treasury Regulations under
Section 382 of the Code (each, a "Section 382 Transfer"), to any person or entity (or group of persons or entities acting in concert) who either directly or indirectly owns or would be treated as owning, or whose shares are or would be attributed to any person or entity who directly or indirectly owns or would be treated as owning, in either case prior to the purported transfer and after giving effect to the applicable attribution rules, 5% or more of the value of the outstanding stock of the Company or otherwise treated as a 5% stockholder (within the meaning of Section 382 of the Code) (collectively, a "Five Percent Stockholder"), regardless of the percent or the value of the stock owned, shall be void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee. In addition, the Charter provides that any attempted Section 382 Transfer to any person or entity (or group of persons or entities acting in concert) who is not a Five Percent Stockholder but who would as a result of the purported transfer and after giving effect to the applicable attribution rules become a Five Percent Stockholder, shall, as to that number of shares causing such person or entity to be a Five Percent Stockholder, be void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee.

     These restrictions on transfer shall not, however, prevent a valid transfer if (A) the transferor obtains the written approval of the Board and provides the Company with an opinion of counsel satisfactory to the Company that (assuming, as of the date of such opinion, the full exercise of (i) all warrants issued under, and (ii) any options granted pursuant to any stock option plan approved by, the Company's Revised Fourth Amended and Restated Joint Plan of Reorganization) the transfer shall not result in the application of any tax law limitation on the use of the Company's loss carryforwards or other tax attributes or (B) a tender offer, within the meaning of the Exchange Act and pursuant to the rules and regulations thereof, is made by a bona fide third party purchaser to purchase at least 66 2/3% of the issued and outstanding Common Stock and the offeror (i) agrees to effect, within 90 days of the consummation of the tender offer, a back-end merger in which all non-tendering shareholders would receive the same consideration as paid in the tender offer, and (ii) has received the tender of sufficient shares to effect such merger. The Company may rely and shall be protected in relying on its stockholder lists and stock transfer records for all purposes relating to such notices, voting, payment of dividend or other communications or distributions to its stockholders.

     The Charter provides that in the absence of special Board approval, a purported transfer of shares in excess of the shares that can be transferred pursuant to the Charter (the "Prohibited Shares") to the purported acquiror (the "Purported Acquiror") is not effective to transfer ownership of such Prohibited

Shares. On demand by the Company, which demand must be made within 30 days of the time the Company learns of the transfer of the Prohibited Shares, a Purported Acquiror must transfer any certificate or other evidence of ownership of the Prohibited Shares within the Purported Acquiror's possession or control, together with any dividends or other distributions (collectively, "Distributions") that were received by the Purported Acquiror from the Company with respect to the Prohibited Shares, to an agent designated by the Company (the "Agent"). The Agent will sell the Prohibited Shares in an arm's length transaction, and the Purported Acquiror will receive an amount of sales proceeds not in excess of the price paid or consideration surrendered by the Purported Acquiror for the Prohibited Shares (or the fair market value of the Prohibited Shares at the time of any attempted transfer to the Purported Acquiror by gift, inheritance, or a similar transfer). If the Purported Acquiror has resold the Prohibited Shares prior to receiving the Company's demand to surrender the Prohibited Shares to the Agent, the Purported Acquiror shall be deemed to have sold the Prohibited Shares as an agent for the initial transferor, and shall be required to transfer to the Agent any proceeds of such sale and any Distributions.

     If the initial transferor can be identified, the Agent will pay to it any sales proceeds in excess of those due to the Purported Acquiror, together with any Distributions received by the Agent. If the initial transferor cannot be identified within 90 days, the Agent may pay any such amounts to a charity of its choosing. In no event shall amounts paid to the Agent inure to the benefit of the Company or the Agent, but such amounts may be used to cover expenses of the Agent in attempting to identify the initial transferor. If the Purported Acquiror fails to surrender the Prohibited Shares within the next 30 business days from the demand by the Company, then the Company will institute legal proceedings to compel the surrender. The Company shall be entitled to damages, including reasonable attorneys' fees and costs, from the Purported Acquiror, on account of such purported transfer. The Company believes that the Offer and the consummation of the Merger pursuant to the terms of the Merger Agreement comply with the provisions of Article V of the Charter.

     Fair Value Provision. Article IX of the Charter provides modified appraisal rights to all stockholders who comply with the provisions of Section 262 of the Delaware General Corporation Law in the event of certain transactions (each, an "Interested Transaction") with an "Interested Stockholder." An "Interested Stockholder" (as more fully described in the Charter) includes a person who is
(i) a beneficial owner of at least 15% of the Common Stock; (ii) an Affiliate (as defined in Rule 12b-2 under the Exchange Act) who at any time within the two year period immediately prior to the date of the first public announcement (the "Announcement Date") of the proposed Interested Transaction was the beneficial owner of at least 15% of the Common Stock; or (iii) the assignee or successor, in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, to any shares of Common Stock which were at any time within the two year period immediately prior to an Announcement Date owned by an Interested Stockholder. Interested Transactions include (i) the merger or consolidation of the Company with (x) any Interested Stockholder or (y) any other corporation which is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder;
(ii) the sale, lease or exchange of all or substantially all of the property and assets of Company (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate thereof; or (iii) any amendment of the Charter which effects a reclassification of securities or a recapitalization of the Company, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of voting stock of the Company which is beneficially owned by any Interested Stockholder or any Affiliate thereof.

     Upon the occurrence of an Interested Transaction, any stockholder of the Company who complies with the requirements of Section 262 will be entitled to an appraisal by the Court of Chancery of the State of Delaware of the "fair value" of his shares of Common Stock. If within 115 days after the effective date of an Interested Transaction, no stockholder of the Company who has complied with the provisions of Section 262 and is otherwise entitled to appraisal rights has filed a petition in the Court of Chancery demanding a determination of the fair value of the Common Stock owned by all stockholders similarly situated, the Company is required within 120 days after the effective date of an Interested Transaction, to file such a petition. In any such appraisal proceeding initiated by a stockholder or by the Company pursuant to Section 262 relating to an Interested Transaction, the Company is required to file appropriate pleadings which confirm and at all stages of the proceeding vigorously assert that the fair value (as determined under the

Charter) of each share of Common Stock subject to such proceeding is not less than the highest amount determined under the Charter. The price determined pursuant to the Charter would be the greater of (i) the highest price paid by the Interested Stockholder for any shares of Common Stock or (ii) the highest closing price of the shares of Common Stock during the 30-day periods prior to
(x) the date of the announcement of the Merger or (y) the date on which the Interested Stockholder became an Interested Stockholder. Further, if the Court of Chancery determines in any appraisal proceeding relating to any of the foregoing transactions that the fair value of any share of Common Stock is less than the Minimum Fair Value Per Share (as defined in and determined in accordance with the Charter), the Company nonetheless is required to pay to stockholders entitled to receive the fair value of their shares in such appraisal proceeding an amount per share equal to the Minimum Fair Value Per Share. The appraisal rights provided by the Charter also would extend to preferred stock of the Company, if any were outstanding. The affirmative vote of the holders of at least 66 2/3% of the shares of Common Stock entitled to vote and not beneficially owned by an Interested Stockholder or its affiliates, voting as a class, is necessary to amend, repeal, or adopt provisions inconsistent with, the provisions of the Charter providing for modified appraisal rights.

     The Company's Charter is filed as Exhibit 28 hereto; the foregoing descriptions are qualified in their entirety by reference to such Exhibit.

     (f) Delaware Takeover Statute.

     In general, Section 203 prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 provides that during such three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all the outstanding stock of the corporation, (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions, (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     On November 7, 1995, the Board approved the Merger Agreement, the Diamond Shamrock Offer and the Merger, and, consequently, the restrictions of Section 203 described above will not apply to the Merger Agreement, the Diamond Shamrock Offer and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.                                      DESCRIPTION
-------------     ----------------------------------------------------------------------------
Exhibit 1*        Agreement and Plan of Merger dated as of November 8, 1995, by and among
                  Diamond Shamrock, the Offeror and the Company.

Exhibit 2*        Item 11. "Executive Compensation" of the Company's Annual Report on Form
                  10-K for the fiscal year ended June 30, 1995, as amended by Form 10-K/A dated October 5, 1995.

Exhibit 3         Amended and Restated National Convenience Stores Incorporated Officers'
                  Retirement Plan effective as of August 31, 1995 (incorporated by reference from Exhibit 99.4 to the Company's Current Report on Form 8-K filed on
                  September 15, 1995).

Exhibit 4         Amended and Restated Trust under National Convenience Stores Incorporated
                  Officers' Retirement Plan effective as of August 31, 1995, by and between the Company and Bank One, Texas, N.A. (incorporated by reference from
                  Exhibit 99.5 to the Company's Current Report on Form 8-K filed on September
                  15, 1995).

Exhibit 5         Amended and Restated National Convenience Stores Incorporated Directors'
                  Retirement Plan effective as of August 31, 1995 (incorporated by reference from Exhibit 99.6 to the Company's Current Report on Form 8-K filed on
                  September 15, 1995).

Exhibit 6         Amended and Restated Trust under National Convenience Stores Incorporated
                  Directors' Retirement Plan effective as of August 31, 1995, by and between the Company and Bank One, Texas, N.A. (incorporated by reference from
                  Exhibit 99.7 to the Company's Current Report on Form 8-K filed on September
                  15, 1995).

Exhibit 7         Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective from and after July 1, 1995 by and between the
                  Company and V.H. Van Horn (incorporated by reference from Exhibit 99.10 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 8         Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective as of May 18, 1993 by and between the Company and
                  A.J. Gallerano (incorporated by reference from Exhibit 99.11 to the
                  Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 9         Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective as of May 18, 1993 by and between the Company and
                  Arnold Van Zanten (incorporated by reference from Exhibit 99.12 to the
                  Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 10        Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective as of May 18, 1993 by and between the Company and
                  C.R. Wortham (incorporated by reference from Exhibit 99.13 to the Company's
                  Current Report on Form 8-K filed on September 15, 1995).

Exhibit 11        Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective as of May 18, 1993 by and between the Company and
                  Brian Fontana (incorporated by reference from Exhibit 99.14 to the Company's
                  Current Report on Form 8-K filed on September 15, 1995).

Exhibit 12        Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective as of October 31, 1994 by and between the Company and
                  Douglas B. Binford (incorporated by reference from Exhibit 99.15 to the
                  Company's Current Report on Form 8-K filed on September 15, 1995).

 EXHIBIT NO.                                      DESCRIPTION
-------------     ----------------------------------------------------------------------------
Exhibit 13        Agreement Amending and Restating Employment Agreement executed as of August
                  31, 1995 but effective as of February 1, 1995 by and between the Company and
                  Janice E. Bryant (incorporated by reference from Exhibit 10.20 to the
                  Company's Annual Report on Form 10-K for the fiscal year ended June 30,
                  1995, as amended by Form 10-K/A dated October 5, 1995).

Exhibit 14        Form of Director Agreement effective as of August 31, 1995 by and between the Company and each of Richard C. Steadman, Dunbar N. Chambers, Jr.,
                  Charles J. Luellen, Raymond W. Oeland, Jr., Lionel Sosa, Robert B. Stobaugh,
                  and William K. Wilde (incorporated by reference from Exhibit 99.9 to the
                  Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 15        Twenty-second Amendment to the Company's Profit Sharing Plan and Trust
                  effective as of July 1, 1995 (incorporated by reference from Exhibit 99.8 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 16        Form of Indemnification Agreement for officers and directors of the Company dated as of July 18, 1986 (incorporated by reference from Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended June 30, 1987
                  (Commission File No. 1-7936)).

Exhibit 17        The Company's 1993 Non-Qualified Stock Option Plan dated as of March 9, 1993
                  (incorporated by reference from Exhibit 10(b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993).

Exhibit 18**      Letter to National Convenience Stores Incorporated stockholders and warrantholders dated November 14, 1995.

Exhibit 19        Joint press release issued by Diamond Shamrock and the Company on November
                  8, 1995 (incorporated by reference from Exhibit 29 of the Company's
                  Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9
                  dated November 8, 1995).

Exhibit 20**      Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November
                  7, 1995.

Exhibit 21        Class Action Complaint, Thomas J. McKula, Jr., on behalf of himself and all others similarly situated v. William K. Wilde, et al., C.A. 14481 (Chancery
                  Court for the State of Delaware in and for New Castle County) (as filed
                  August 15, 1995) (incorporated by reference from Exhibit 99.3 to the
                  Company's Current Report on Form 8-K dated August 11, 1995).

Exhibit 22        Class Action Complaint, Crandon Capital Partners v. V.H. Van Horn, et al.,
                  C.A. 14489 (Chancery Court of the State of Delaware in and for New Castle
                  County) (as filed August 18, 1995) (incorporated by reference from Exhibit
                  99.1 to the Company's Current Report on Form 8-K filed on September 15,
                  1995).

Exhibit 23        Complaint, The Circle K Corporation v. National Convenience Stores
                  Incorporated, et al., C.A. 95-537 (U.S. District Court for the District of
                  Delaware) (as filed September 5, 1995) (incorporated by reference from
                  Exhibit 99.2 to the Company's Current Report on Form 8-K filed on September
                  15, 1995).

Exhibit 24        Complaint, The Circle K Corporation v. National Convenience Stores
                  Incorporated, et al., C.A. 14518 (Chancery Court of the State of Delaware in
                  and for New Castle County) (as filed September 5, 1995) (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K
                  filed on September 15, 1995).

Exhibit 25        Rights Agreement dated as of August 31, 1995 between the Company and
                  Boatmen's Trust Company, as Rights Agent (incorporated by reference from
                  Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 31,
                  1995).

Exhibit 26        (a) Letter dated August 10, 1995 from The Circle K Corporation to Mr. A. J.
                  Gallerano (incorporated by reference from Exhibit 99.1(a) to the Company's
                  Current Report on Form 8-K dated August 11, 1995).

 EXHIBIT NO.                                      DESCRIPTION
-------------     ----------------------------------------------------------------------------
                  (b) Letter dated August 10, 1995 from Cede & Co., indirectly on behalf of
                  The Circle K Corporation to Mr. A. J. Gallerano, including the exhibits thereto (incorporated by reference from Exhibit 99.1(b) to the Company's
                  Current Report on Form 8-K dated August 11, 1995).

Exhibit 27        (a) Letter dated August 10, 1995 from Bedford Falls Investors, L.P. to Mr.
                  V. H. Van Horn (incorporated by reference from Exhibit 99.2(a) to the
                  Company's Current Report on Form 8-K dated August 11, 1995).
                  (b) Letter dated August 10, 1995 from Bedford Falls Investors, L.P. to the
                  Company, including the exhibits (incorporated by reference from Exhibit
                  99.2(b) to the Company's Current Report on Form 8-K dated August 11,
                  1995).

Exhibit 28        The Company's Restated Certificate of Incorporation dated March 9, 1993
                  (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K dated March 3, 1993).

Exhibit 29        Restated By-Laws of the Company dated March 9, 1993, as amended August 10,
                  1995 (incorporated by reference from Exhibit 3.1 to the Company's Current
                  Report on Form 8-K dated August 8, 1995).

Exhibit 30        Warrant Agreement dated as of March 9, 1993 between the Company and
                  Boatmen's Trust Company, as Warrant Agent (incorporated by reference from
                  Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 23,
                  1993).

Exhibit 31***     Letter to participants in the Company's Profit Sharing Plan and Trust and
                  its Employee Stock Ownership Plan, together with the related memoranda of instructions and direction forms.

---------------

  * Filed herewith.

 ** Filed herewith and included in copy sent to holders of Common Stock and Warrants and to participants in the Company's Profit Sharing Plan and Trust and its Employee Stock Ownership Plan.

*** Filed herewith and included in copy sent to participants in the Company's
    Profit Sharing Plan and Trust and its Employee Stock Ownership Plan.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NATIONAL CONVENIENCE STORES
                                            INCORPORATED

                                          By:      /s/  V. H. VAN HORN

                                            ------------------------------------
                                            V. H. Van Horn
                                            President and Chief Executive
                                              Officer

Dated: November 14, 1995

                                                                         ANNEX I

                      DESCRIPTION OF THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed as Exhibit 1 to this Schedule. Capitalized terms used in this Annex I and not otherwise defined in this Schedule have the meanings ascribed to them in the Merger Agreement.

     The Diamond Shamrock Offer. The Merger Agreement provides for the commencement by the Offeror of the Diamond Shamrock Offer. The Merger Agreement specifies certain conditions for the Offer, including, among other things, there being validly tendered and not withdrawn that number of shares of Common Stock and Warrants representing at least two-thirds of the Common Stock on a fully diluted basis (the "Minimum Condition"). Pursuant to the Merger Agreement, the Offeror has expressly reserved the right to (i) waive any condition of the Diamond Shamrock Offer (other than the Minimum Condition), (ii) increase the cash consideration offered for the Common Stock or the Warrants, or (iii) extend the Diamond Shamrock Offer if any condition thereto is not satisfied, but has agreed that it will not, without the prior written consent of the Company (a) decrease the cash consideration offered for the Common Stock or the Warrants,
(b) decrease the number of shares of Common Stock or Warrants sought to be purchased pursuant to the Diamond Shamrock Offer, (c) change the form of consideration to be paid pursuant to the Diamond Shamrock Offer, (d) add to or change the conditions to the Diamond Shamrock Offer, (e) change or waive the Minimum Condition, or (f) make any other change in the terms or conditions of the Diamond Shamrock Offer which is materially adverse to holders of Common Stock or Warrants. The Merger Agreement provides that if all conditions of the Diamond Shamrock Offer have not been satisfied or waived prior to December 13, 1995, the initial expiration date, the Offeror will extend the Diamond Shamrock Offer until the earlier of the consummation of the Offer and the 60th calendar day after commencement of the Diamond Shamrock Offer.

     Recommendation. The Board, based in part on the opinion of Merrill Lynch that the proposed cash consideration to be paid in the Diamond Shamrock Offer and the Merger is fair from a financial point of view to the holders of Common Stock and Warrants, determined that the Diamond Shamrock Offer and the Merger are in the best interests of the Company and its securityholders, approved the Merger Agreement and the transactions contemplated thereby, and recommended that holders of Common Stock and Warrants accept the Diamond Shamrock Offer and tender their Common Stock and Warrants pursuant to the Diamond Shamrock Offer. The Merger Agreement provides that if the Board, after consulting with its outside counsel and financial advisor, determines in good faith, and based in part on a written opinion of outside counsel, that its fiduciary duties require that it withdraw, modify or amend in a manner adverse to Diamond Shamrock its favorable recommendation of the Diamond Shamrock Offer or the Merger in order to approve the execution of a definitive agreement with respect to an Acquisition Transaction (as defined in the Merger Agreement) with another party which the Board has determined in good faith is financially superior to the transactions contemplated by the Merger Agreement, such withdrawal, modification or amendment will not constitute a breach of the Merger Agreement but will entitle the Offeror to receive a termination fee. See "Termination" below.

     Board Representation. The Merger Agreement provides that, upon the Offeror's acceptance for payment of Common Stock and Warrants pursuant to the Diamond Shamrock Offer, the Offeror will be entitled, subject to compliance with applicable law and the Charter, to designate at its option up to that number of members, rounded up to the nearest whole number, of the Board as will make the percentage of the Company's directors designated by the Offeror equal to the percentage of outstanding shares of Common Stock held by Diamond Shamrock and any of its wholly owned subsidiaries, and the Company has agreed that it will, upon the request of the Offeror, promptly increase the size of the Board and/or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable the Offeror's designees to be so elected and will use its reasonable best efforts to cause the Offeror's designees to be so elected, subject to Section 14(f) of the Exchange Act. However, prior to the Effective Time (as defined below), the Company will use its reasonable best efforts to assure that the Board has at least two members who are directors of the

Company as of November 8, 1995. At such times, the Company will use its reasonable best efforts, subject to any limitations imposed by applicable laws or rules of the New York Stock Exchange ("NYSE"), to cause persons designated by Diamond Shamrock to constitute the same percentage as such persons represent on the Board of (i) each committee of the Board, (ii) each board of directors or board of management of each Subsidiary (as defined in the Merger Agreement) of the Company, and (iii) each committee of each such board.

     The Merger. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "Conditions to the Merger," at the Effective Time, the Offeror will be merged with and into the Company, with the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), becoming a wholly owned subsidiary of Diamond Shamrock. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Common Stock owned by Diamond Shamrock, the Offeror or any other direct or indirect subsidiary of Diamond Shamrock or held in the treasury of the Company, all of which will be canceled, and Common Stock owned by stockholders who have complied with all of the relevant provisions of Article IX of the Charter and who perfected their appraisal rights under the DGCL) will be converted into the right to receive the same per share price paid for shares of Common Stock in the Diamond Shamrock Offer (the "Merger Consideration") net to the holder (pre-tax) in cash, without any interest thereon, and each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation. Pursuant to the terms of the Warrant Agreement, each then-outstanding Warrant (other than Warrants held in the treasury of the Company, which shall be canceled) will remain outstanding and, from and after the Effective Time, each holder of Warrants will have the right to obtain upon exercise of each Warrant and the payment of the exercise price thereunder, in lieu of the one share of Common Stock theretofore issuable upon exercise of such Warrant, the Merger Consideration, without interest thereon, net to the holder (pre-tax) in cash. Under the Merger Agreement and subject to the terms and conditions thereof, each of Diamond Shamrock, the Offeror and the Company agreed to use its reasonable best efforts to cause the Merger to occur within 90 calendar days after the purchase of the shares of Common Stock and Warrants pursuant to the Diamond Shamrock Offer. The Merger will become effective at the time of filing of a certificate of merger, or certificate of ownership and merger, as required by the DGCL (the "Effective Time").

     Stockholder Meeting. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, the Company will, subject to its fiduciary duties under applicable law as advised in the written opinion of outside counsel to the Company, duly call a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment of Securities in the Diamond Shamrock Offer to consider and vote upon the adoption of the Merger and the Merger Agreement. Diamond Shamrock and the Offeror have agreed to cause all shares of Common Stock then owned by Diamond Shamrock, the Offeror or any other subsidiary of Diamond Shamrock to be voted at the Special Meeting in favor of the adoption of the Merger Agreement. Diamond Shamrock has also agreed that it or the Offeror will, prior to the record date for the Special Meeting, exercise such number of Warrants as may be necessary to assure that no affirmative vote of any holder of Common Stock other than Diamond Shamrock or the Offeror is required for the adoption of the Merger Agreement. If the Minimum Condition is satisfied and the Offeror purchases Common Stock and Warrants pursuant to the Diamond Shamrock Offer, the Offeror will be able to effect the adoption of the Merger Agreement at a meeting of the Company's stockholders without the affirmative vote or consent of any other stockholder of the Company. The Merger Agreement provides that in the event that the Offeror acquires at least 90% of the outstanding Common Stock pursuant to the Diamond Shamrock Offer or otherwise, Diamond Shamrock will, subject to its termination rights under the Merger Agreement, take all necessary and appropriate action (including the exercise of Warrants to the extent necessary to achieve the 90% threshold) to cause the Merger to become effective as soon as practicable after the acceptance for payment of Securities in the Diamond Shamrock Offer, but in no event later than 10 business days (or such other time as the Company (acting through the directors of the Company then in office who are directors of the Company on November 8, 1995) and Diamond Shamrock may agree) thereafter in accordance with Section 253 of the DGCL.

     Company Options. The Merger Agreement provides that all options ("Options") outstanding under the Company's stock option plan (the "Option Plan"), whether or not exercisable, will, subject to the prior written approval of the optionee, be canceled and each optionee will be entitled to receive promptly after the acceptance of shares of Common Stock and Warrants for payment in the Diamond Shamrock Offer, in cancellation and settlement of such Option, a cash payment from the Company in an amount equal to the difference between the price per share paid in the Diamond Shamrock Offer and the per share exercise price of such Option, multiplied by the number of shares of Common Stock covered by such Option. Pursuant to the Merger Agreement, the Board has fixed the Effective Time as the date on which Options granted under the Option Plan which are not canceled as provided in the preceding sentence will terminate pursuant to the Option Plan.

     Representations and Warranties. The Merger Agreement contains representations and warranties by the Company, relating to, among other things,
(i) the organization of the Company and its Subsidiaries and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the Commission and the accuracy of the information contained therein, (vi) the accuracy of the information contained in documents filed with the Commission in connection with the Diamond Shamrock Offer and the Merger,
(vii) litigation, (viii) absence of changes, (ix) conflicts, (x) taxes and (xi) receipt of an opinion of a financial advisor. In addition, the Merger Agreement contains representations and warranties by Diamond Shamrock and the Offeror, relating to, among other things, (a) the organization of Diamond Shamrock and the Offeror and other corporate matters, (b) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (c) the accuracy of information contained in documents filed with the Commission in connection with the Diamond Shamrock Offer and the Merger, (d) consents and approvals, (e) conflicts and (f) receipt of a financing commitment.

     Redemption of Rights. The Merger Agreement provides that (i) the Company will redeem the Rights immediately prior to the Offeror's acceptance for payment of Common Stock and Warrants pursuant to the Diamond Shamrock Offer and will not otherwise redeem the Rights, or amend or terminate the Rights Agreement, unless required to do so by a court of competent jurisdiction and (ii) the Board will take all action necessary to defer the Distribution Date to prevent the occurrence of the Distribution Date as a result of the commencement of the Diamond Shamrock Offer or the consummation of the transactions contemplated by the Merger Agreement.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement or with the prior written consent of Diamond Shamrock, the Company will, and will cause each of its Subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice. The Company has further agreed that it will use all reasonable efforts, and will cause each of its Subsidiaries to use all reasonable efforts, to (i) preserve intact the present business organization of the Company and its Subsidiaries, (ii) keep available the services of the present officers and employees of the Company and its Subsidiaries, and (iii) preserve the material relationships of the Company and its Subsidiaries with licensors, licensees, customers, suppliers, employees and any others having business dealings with the Company or any of its Subsidiaries.

     The Company has agreed that, except as expressly contemplated by the Merger Agreement, the Company will not, and will not permit its Subsidiaries to, prior to the Effective Time, (i) adopt any amendment to its certificate of incorporation or by-laws or comparable organizational documents or the Rights Agreement, (ii) declare or pay any dividends or other distributions, with certain exceptions, (iii) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its Subsidiaries may incur or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (iv) assume, guarantee, endorse or otherwise become liable or responsible

(whether directly, contingently or otherwise) for the obligations of any other person or entity, except in the ordinary course of business consistent with past practice, (v) make any loans, advances or capital contributions to, or investments in, any other person or entity except for loans, advances, capital contributions or investments between the Company and any of its wholly owned Subsidiaries or between wholly owned Subsidiaries of the Company in the ordinary course of business consistent with past practice, (vi) settle or compromise any suit or claim or threatened suit or claim relating to the transactions contemplated by the Merger Agreement, (vii) except for increases in salary, wages or benefits of employees of the Company or its Subsidiaries (other than officers and directors of the Company) in accordance with past practice, and except for increases in salary, wages and benefits granted to employees of the Company or its Subsidiaries (other than officers and directors of the Company) in conjunction with promotions or other changes in job status consistent with past practice or required under existing agreements, increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its Subsidiaries) or pay any benefit not required by any existing plan or arrangement (including the granting of, or waiver of performance or other vesting criteria under, stock options, or grant any severance or termination pay to (except pursuant to existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries) or establish, adopt, enter into, terminate or amend any bonus, profit sharing, thrift, compensation, stock option, pension, retirement, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees (except as may be necessary to comply with applicable law), (viii) acquire (except as permitted by clause (x) below), sell, lease or dispose of or pledge, mortgage or encumber any assets (including licenses, permits and other rights) of the Company and its Subsidiaries other than in the ordinary course of business consistent with past practice and in each case not exceeding $250,000, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly owned Subsidiary of the Company and the Company or between wholly owned Subsidiaries of the Company, (ix) (a) modify, amend or terminate any contract, license or permit, (b) waive, release, relinquish or assign any contract (including any insurance policy) or other license, permit, right or claim, or
(c) cancel or forgive any indebtedness owed to the Company or its Subsidiaries, other than in each case in a manner in the ordinary course of business consistent with past practice and which is not material to the business of the Company and its Subsidiaries, (x) authorize, commit to or make any capital expenditures except pursuant to and in accordance with the Company's existing capital budget, (xi) make any tax election not required by law or settle or compromise any tax liability, in either case that is material to the Company and its Subsidiaries, (xii) change any of the accounting principles or practices used by it except as required by the Commission or the Financial Accounting Standards Board, or (xiii) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect in any material respect.

     Access. Pursuant to the Merger Agreement, the Company has agreed that it will (i) give Diamond Shamrock and its authorized representatives reasonable access to all stores, offices, warehouses and other facilities and to all books and records of the Company and its Subsidiaries, (ii) permit Diamond Shamrock to make such inspections as it may reasonably require, and (iii) cause its officers and those of its Subsidiaries to furnish Diamond Shamrock such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Diamond Shamrock may from time to time reasonably request. In this regard, Diamond Shamrock has agreed to comply with the terms of the Confidentiality Agreement between Diamond Shamrock and the Company, dated October 2, 1995, which provides generally that confidential information furnished by or on behalf of the Company will be used solely for the purpose of evaluating a possible investment in the Company and that the recipient of such information will take appropriate measures to safeguard the confidentiality thereof.

     Exclusivity. The Merger Agreement provides that until the earlier of the termination of the Merger Agreement or the Effective Time, the Company will not, and will cause its officers, directors, Subsidiaries, affiliates, representatives or agents, directly or indirectly, not to, (i) negotiate, undertake, authorize, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction (other than the Diamond Shamrock Offer and the Merger) involving any sale, transfer or other disposition or other change of ownership (whether by tender or exchange offer or otherwise) of any securities of the Company or any of its Subsidiaries, or any assets of the Company or any of its direct or indirect Subsidiaries constituting 1% or more of the consolidated assets of the Company or 1% or more of the consolidated revenues of the Company, whether in a single transaction or series of related transactions (an "Acquisition Transaction"), (ii) solicit or initiate the submission of a proposal or offer in respect of, or engage in negotiations concerning, an Acquisition Transaction, or (iii) furnish or cause to be furnished to any corporation, partnership, person or other entity or group (other than Diamond Shamrock, the Offeror and their representatives) any non-public information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction. The Merger Agreement also provides that the Company will inform Diamond Shamrock promptly, and in any event within one day, of its receipt of any proposal or bid in respect of any Acquisition Transaction and provide Diamond Shamrock with copies of any written proposal or bid. The Merger Agreement further provides that the Company and its officers, directors, Subsidiaries, representatives and agents may engage in discussions or negotiations with, and may furnish information to, a third party or its representative who makes a written proposal with respect to an Acquisition Transaction if (a) the Company's Board of Directors determines in good faith after consultation with its financial advisors that such proposal may reasonably be expected to result in a transaction that is financially superior to the transactions contemplated in the Merger Agreement and (b) the Board determines in good faith after receipt of a written opinion of outside counsel that such actions are required by its fiduciary duties under applicable law.

     Certain Other Agreements. Pursuant to the Merger Agreement and subject to the terms and conditions thereof and to the fiduciary duties of their respective Board of Directors under applicable laws as advised in the written opinion of outside counsel, each of the Company, the Offeror and Diamond Shamrock has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including all action reasonably required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

     Directors/Officers Indemnification and Insurance. The Merger Agreement provides that the Company will defend, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation and Diamond Shamrock, jointly and severally, will defend, indemnify and hold harmless, certain present and former directors and officers of the Company as identified in the Merger Agreement to the full extent required or permitted under (i) Delaware law, (ii) as provided in the Charter and Restated By-Laws of the Company, and (iii) as otherwise provided for or permitted pursuant to any agreement in effect on November 8, 1995 and identified therein. Pursuant to the Merger Agreement, such rights to be defended, indemnified and held harmless will continue in full force and effect without time limitation from and after the Effective Time and without amendment or modification of the terms of any of the agreements referred to in clause
(iii) of the preceding sentence. Copies of the Charter and Restated By-Laws of the Company are filed as Exhibits 28 and 29, respectively, hereto.

     The Merger Agreement further provides that the Company, after consultation in good faith with Diamond Shamrock, or Diamond Shamrock will purchase, as promptly as practicable and in any event prior to the Effective Time and without any lapse in coverage, policies of directors' and officers' "run-off" liability insurance (or policies which contain terms and conditions that are no less advantageous to the directors and officers and former directors and officers of the Company as the directors' and officers' liability insurance policies that are in effect at the Company on the date of the Merger Agreement), which insurance will remain in effect for a period of not less than six years from and after the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six-year period, Diamond Shamrock and the Surviving Corporation will cause such insurance to be continued in respect of any such claim until final disposition of any and all such claims.

     Employment Matters. The Merger Agreement provides generally that Diamond Shamrock will honor, and will cause the Surviving Corporation and its Subsidiaries to, honor, in accordance with the terms thereof, all contracts, agreements, arrangements, policies, plans and commitments of the Company (or any of its Subsidiaries) in effect as of November 8, 1995 that are applicable to any officer or employee or former officer or employee or any director or former director of the Company (or any of its Subsidiaries or former

Subsidiaries) and identified in the Merger Agreement (collectively, the "Agreements"). Assuming a "change of control" of the Company and the termination of all officers and directors occur in mid-December 1995, the aggregate amounts payable over time to the officers of the Company as a group and to its directors (other than Mr. Van Horn) as a group pursuant to bonus plans, retirement plans, severance pay plans and unused vacation plans, as the case may be (excluding any consideration received for Common Stock and Warrants and any cash-out or acceleration of Options but including any "gross-up" payments applicable to "excess parachute payments" pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, with respect thereto), would be approximately $14.7 million and $3.3 million, respectively. The amounts actually payable depend on a number of factors, including the effective date of the change of control, the date of each person's termination, policy positions of the Internal Revenue Service and other factors.

     Pursuant to the Merger Agreement, Diamond Shamrock has agreed to perform and pay, or cause the Surviving Corporation and its Subsidiaries to perform and pay, when due any and all amounts payable pursuant to the terms of the Agreements. The Merger Agreement also provides that for a period of one year immediately following the Effective Time, the Parent will cause the Surviving Corporation and its Subsidiaries to continue to maintain (except as required by law) the employee benefit plans for employees and former employees of the Company and its Subsidiaries described in the Merger Agreement or other plans that, on a plan-by-plan basis, provide benefits that are no less favorable to such employees than the benefits currently in effect with respect to such employees under the plans described in the Merger Agreement; provided, however, at Diamond Shamrock's election, the Surviving Corporation may (i) elect to become a nonsubscriber under the Texas Worker's Compensation Act and implement Diamond Shamrock's Work Injury Program and (ii) implement Diamond Shamrock's Dialogue Dispute Resolution Program. The Merger Agreement also provides that if any employee of the Company or any of its Subsidiaries becomes a participant in any employee benefit plan, practice or policy of Diamond Shamrock or the Surviving Corporation, such employee shall be given credit under such plan for all service prior to the Effective Time with the Company and its Subsidiaries, or any predecessor employer (to the extent such credit was given by the Company), for purposes of eligibility and vesting (but not for benefit accrual purposes) for which such service is either taken into account or recognized.

     Post-Merger Treatment of Warrants. The Surviving Corporation will, following the Effective Time and subject to the conditions of the Warrant Agreement, make available, as necessary, sufficient funds to pay, and will pay, to holders of Warrants, upon the exercise thereof, the amount of cash, without interest to which such holders would have been entitled pursuant to the Merger if such holders had exercised their Warrants and acquired Common Stock immediately prior to the Effective Time.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company in accordance with the Charter and applicable law, if such vote is required, (ii) no United States or state statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity (as defined in the Merger Agreement) that is in effect and has the effect of making the acquisition or ownership of the Common Stock or Warrants illegal or otherwise prohibiting or materially restricting the consummation of the Diamond Shamrock Offer or the Merger or that would make the acquisition or ownership by Diamond Shamrock or its Subsidiaries of the common stock of the Surviving Corporation illegal, and (iii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     The Merger Agreement also provides that the obligation of the Company to effect the Merger is further subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of the following conditions: (i) each of Diamond Shamrock and the Offeror shall have performed in all material respects its respective covenants in the Merger Agreement, to the extent such covenants are to be performed prior to the Effective Time and (ii) the representations and warranties of Diamond Shamrock and the Offeror shall be true and correct in all material respects at and as of the Effective Time as if made as of the Effective Time. The Merger Agreement also provides that the obligations of Diamond Shamrock and the Offeror to effect the Merger are further subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of the following conditions: (a) the Offeror (or any permitted assignee) shall have accepted for payment and paid for Shares and Warrants tendered pursuant to the Offer, provided that this condition will be deemed satisfied if the Offeror (or any permitted assignee) fails to accept for payment and pay for Shares and Warrants tendered pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement and (b) the Company shall have performed in all material respects the covenants in the Merger Agreement, to the extent such covenants are to be performed prior to the Effective Time.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (i) by mutual consent of Diamond Shamrock and the Company by action of their respective Boards of Directors, (ii) by the Company if (a) the Diamond Shamrock Offer expires or is terminated without any Common Stock or Warrants being purchased thereunder or (b) the Offeror fails to purchase Common Stock or Warrants validly tendered and not withdrawn in violation of the terms and conditions of the Diamond Shamrock Offer or the Merger Agreement, (iii) by either Diamond Shamrock or the Company if the Offeror (or any permitted assignee) has not purchased the Common Stock or Warrants validly tendered and not withdrawn pursuant to the Diamond Shamrock Offer in accordance with the terms thereof within 120 calendar days after the commencement of the Diamond Shamrock Offer; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause (iii) is not in material breach of the Merger Agreement (including without limitation any representation, warranty or covenant therein contained), (iv) by either Diamond Shamrock or the Company if the Merger is not consummated before March 31, 1996, despite the reasonable good faith effort of such party to effect such consummation; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause (iv) is not in material breach of the Merger Agreement (including without limitation any representation, warranty or covenant therein contained), (v) by either Diamond Shamrock or the Company if any court of competent jurisdiction has issued an injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Diamond Shamrock Offer or the Merger, which injunction has become final and nonappealable, (vi) by Diamond Shamrock if (a) the Board shall have withdrawn, modified or amended in any respect adverse to Diamond Shamrock its favorable recommendation of the Diamond Shamrock Offer or the Merger or shall have resolved to do any of the foregoing, (b) prior to the expiration of the Diamond Shamrock Offer, any of the representations and warranties of the Company contained in the Merger Agreement were incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect, or (c) there has been a material breach on the part of the Company in the covenants of the Company set forth therein, or any failure on the part of the Company to comply with its material obligations thereunder, including without limitation the obligation of the Company to redeem the Rights, and (vii) by the Company, prior to the expiration of the Diamond Shamrock Offer, if (a)(1) any of the representations and warranties of Diamond Shamrock or the Offeror contained in the Merger Agreement were incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect or (2) there has been a material breach on the part of Diamond Shamrock or the Offeror in the covenants of Diamond Shamrock or the Offeror set forth therein, or any failure on the part of Diamond Shamrock or the Offeror to comply with its material obligations thereunder or (b) the Board, after consulting with its outside counsel and financial advisor, determines in good faith, and based in part on a written opinion of outside counsel, that its fiduciary duties require that it withdraw, modify or amend in a manner adverse to Diamond Shamrock its favorable recommendation of the Diamond Shamrock Offer or the Merger in order to approve an Acquisition Transaction with another party which the Board of Directors has determined in good faith is financially superior to the transaction contemplated by the Merger Agreement; provided, however, that the Company may not terminate the Merger Agreement pursuant to this clause (vii) until the Company has paid to Diamond Shamrock in full the amount referred to in clause (i) in the second paragraph under the caption "Fees and Expenses" below. In the event of the termination of the Merger Agreement as described above, no party thereto (or its directors or officers) will have any liability or further obligation under the Merger Agreement to any other party to the Merger Agreement, except as described under the caption "Fees and Expenses" below, and except any liability resulting from the willful breach of any covenant or agreement in the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that, except as described in the following paragraph whether or not the Diamond Shamrock Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

     Pursuant to the Merger Agreement, (i) prior to the termination of the Merger Agreement by the Company as described in clause (vii) under the paragraph under the caption "Termination" above, or within two business days after any termination of the Merger Agreement by Diamond Shamrock or the Offeror as described in clause (vi) of the paragraph under the caption "Termination" above, the Company will pay to Diamond Shamrock $7,000,000 in cash and (ii) after such termination (and in any event within two business days of receiving Diamond Shamrock's or the Offeror's documented invoice) the Company will reimburse Diamond Shamrock and the Offeror for the documented out-of-pocket costs and expenses incurred by Diamond Shamrock or the Offeror in connection with the Diamond Shamrock Offer and the other transactions contemplated by the Merger Agreement, including without limitation the fees and expenses of the financial advisors and counsel to Diamond Shamrock and the Offeror and fees incurred by Diamond Shamrock or the Offeror to obtain financing commitments for the Diamond Shamrock Offer and the Merger.

     Amendment. The Merger Agreement may be amended at any time, but only by action taken by the Boards of Directors of Diamond Shamrock, the Offeror and the Company and, if required by applicable law, by the stockholders of the Company.

                                                              ANNEX II

                                   Investment Banking Group
                                   One Houston Center
                                   1221 McKinney
                                   Suite 2700
                                   Houston, Texas 77010
                                   713 759 2500
                                   FAX 713 759 2580

[MERRILL LYNCH LOGO]

                                November 7, 1995

Board of Directors
National Convenience Stores Incorporated
100 Waugh Drive
Houston, Texas 77007

Gentlemen:

     National Convenience Stores Incorporated (the "Company"), Diamond Shamrock, Inc. (the "Acquiror") and Shamrock Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an agreement (the "Agreement") pursuant to which the Acquiror and the Acquisition Sub will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $.01 per share (the "Shares"), at $27.00 per Share, net to the seller in cash, and all outstanding warrants (the "Warrants" and, together with the Shares, the "Securities") to purchase Shares issued pursuant to the warrant agreement, dated as of March 9, 1993, between the Company and Boatmen's Trust Company, as Warrant Agent (the "Warrant Agreement"), at $9.25 per Warrant, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Acquisition Sub in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $27.00 in cash. The Warrants will be unaffected by the Merger and, upon their subsequent exercise, the holders thereof will receive $27.00 per Warrant in cash.

     You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Securities in the Offer and the Merger is fair to such security holders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the two fiscal years ended June 30, 1995 and summary financial information provided by the Company relating to the quarterly period ended September 30, 1995;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

     (5) Compared the results of operations of the Company with those of certain companies which we deemed to be reasonably similar to the Company;

[MERRILL LYNCH LOGO]

     (6) Compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other mergers and acquisitions that we deemed to be relevant;

     (7) Reviewed the Warrant Agreement;

     (8) Reviewed a draft dated November 7, 1995 of the Agreement; and

     (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

     We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and have received fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade the securities of both the Company and the Acquiror for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Acquiror.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Securities pursuant to the Offer and the Merger is fair to such security holders from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                          SMITH INCORPORATED

                               INDEX TO EXHIBITS

EXHIBIT NO.                                 DESCRIPTION
------------     -----------------------------------------------------------------
Exhibit 1*       Agreement and Plan of Merger dated as of November 8, 1995, by and among Diamond Shamrock, the Offeror and the Company.

Exhibit 2* Item 11. "Executive Compensation" of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as amended by Form 10-K/A dated October 5, 1995.

Exhibit 3        Amended and Restated National Convenience Stores Incorporated
                 Officers' Retirement Plan effective as of August 31, 1995
                 (incorporated by reference from Exhibit 99.4 to the Company's
                 Current Report on Form 8-K filed on September 15, 1995).

Exhibit 4        Amended and Restated Trust under National Convenience Stores
                 Incorporated Officers' Retirement Plan effective as of August 31,
                 1995, by and between the Company and Bank One, Texas, N.A.
                 (incorporated by reference from Exhibit 99.5 to the Company's
                 Current Report on Form 8-K filed on September 15, 1995).

Exhibit 5        Amended and Restated National Convenience Stores Incorporated
                 Directors' Retirement Plan effective as of August 31, 1995
                 (incorporated by reference from Exhibit 99.6 to the Company's
                 Current Report on Form 8-K filed on September 15, 1995).

Exhibit 6        Amended and Restated Trust under National Convenience Stores
                 Incorporated Directors' Retirement Plan effective as of August
                 31, 1995, by and between the Company and Bank One, Texas, N.A.
                 (incorporated by reference from Exhibit 99.7 to the Company's
                 Current Report on Form 8-K filed on September 15, 1995).

Exhibit 7 Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective from and after July 1, 1995 by and between the Company and V.H. Van Horn (incorporated by reference from Exhibit 99.10 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 8 Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective as of May 18, 1993 by and between the Company and A.J. Gallerano (incorporated by reference from Exhibit 99.11 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 9 Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective as of May 18, 1993 by and between the Company and Arnold Van Zanten (incorporated by reference from Exhibit 99.12 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 10 Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective as of May 18, 1993 by and between the Company and C.R. Wortham (incorporated by reference from Exhibit 99.13 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 11 Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective as of May 18, 1993 by and between the Company and Brian Fontana (incorporated by reference from Exhibit 99.14 to the Company's Current Report on Form 8-K filed on September 15, 1995).

EXHIBIT NO.                                 DESCRIPTION
------------     -----------------------------------------------------------------
Exhibit 12       Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective as of October 31, 1994 by and between the Company and Douglas B. Binford (incorporated by reference from Exhibit 99.15 to the Company's Current Report on
                 Form 8-K filed on September 15, 1995).

Exhibit 13 Agreement Amending and Restating Employment Agreement executed as of August 31, 1995 but effective as of February 1, 1995 by and between the Company and Janice E. Bryant (incorporated by reference from Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as amended by Form 10-K/A dated October 5, 1995).

Exhibit 14 Form of Director Agreement effective as of August 31, 1995 by and between the Company and each of Richard C. Steadman, Dunbar N.
                 Chambers, Jr., Charles J. Luellen, Raymond W. Oeland, Jr., Lionel
                 Sosa, Robert B. Stobaugh, and William K. Wilde (incorporated by reference from Exhibit 99.9 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 15       Twenty-second Amendment to the Company's Profit Sharing Plan and
                 Trust effective as of July 1, 1995 (incorporated by reference from Exhibit 99.8 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 16 Form of Indemnification Agreement for officers and directors of the Company dated as of July 18, 1986 (incorporated by reference from Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended June 30, 1987 (Commission File No. 1-7936)).

Exhibit 17       The Company's 1993 Non-Qualified Stock Option Plan dated as of
                 March 9, 1993 (incorporated by reference from Exhibit 10(b) the
                 Company's Quarterly Report on Form 10-Q for the quarter ended
                 March 31, 1993).

Exhibit 18** Letter to National Convenience Stores Incorporated stockholders and warrantholders dated November 14, 1995.

Exhibit 19 Joint press release issued by Diamond Shamrock and the Company on November 8, 1995 (incorporated by reference from Exhibit 29 of the Company's Amendment No. 1 to Solicitation/Recommendation
                 Statement on Schedule 14D-9 dated November 8, 1995).

Exhibit 20** Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 7, 1995.

Exhibit 21 Class Action Complaint, Thomas J. McKula, Jr., on behalf of himself and all others similarly situated v. William K. Wilde, et al., C.A. 14481 (Chancery Court for the State of Delaware in and for New Castle County) (as filed August 15, 1995) (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K dated August 11, 1995).

Exhibit 22       Class Action Complaint, Crandon Capital Partners v. V.H. Van
                 Horn, et al., C.A. 14489 (Chancery Court of the State of Delaware in and for New Castle County) (as filed August 18, 1995)
                 (incorporated by reference from Exhibit 99.1 to the Company's
                 Current Report on Form 8-K filed on September 15, 1995).

Exhibit 23       Complaint, The Circle K Corporation v. National Convenience
                 Stores Incorporated, et al., C.A. 95-537 (U.S. District Court for the District of Delaware) (as filed September 5, 1995)
                 (incorporated by reference from Exhibit 99.2 to the Company's
                 Current Report on Form 8-K filed on September 15, 1995).

EXHIBIT NO.                                 DESCRIPTION
------------     -----------------------------------------------------------------
Exhibit 24       Complaint, The Circle K Corporation v. National Convenience
                 Stores Incorporated, et al., C.A. 14518 (Chancery Court of the
                 State of Delaware in and for New Castle County) (as filed
                 September 5, 1995) (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K filed on September
                 15, 1995).

Exhibit 25 Rights Agreement dated as of August 31, 1995 between the Company and Boatmen's Trust Company, as Rights Agent (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 31, 1995).

Exhibit 26       (a) Letter dated August 10, 1995 from The Circle K Corporation to
                     Mr. A. J. Gallerano (incorporated by reference from Exhibit
                     99.1(a) to the Company's Current Report on Form 8-K dated
                     August 11, 1995).

                 (b) Letter dated August 10, 1995 from Cede & Co., indirectly on behalf of The Circle K Corporation to Mr. A. J. Gallerano, including the exhibits thereto (incorporated by reference from Exhibit 99.1(b) to the Company's Current Report on Form
                     8-K dated August 11, 1995).

Exhibit 27       (a) Letter dated August 10, 1995 from Bedford Falls Investors,
                     L.P. to Mr. V. H. Van Horn (incorporated by reference from
                     Exhibit 99.2(a) to the Company's Current Report on Form 8-K dated August 11, 1995).

                 (b) Letter dated August 10, 1995 from Bedford Falls Investors,
                     L.P. to the Company, including the exhibits (incorporated by reference from Exhibit 99.2(b) to the Company's Current
                     Report on Form 8-K dated August 11, 1995).

Exhibit 28       The Company's Restated Certificate of Incorporation dated March
                 9, 1993 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K dated March 3, 1993).

Exhibit 29       Restated By-Laws of the Company dated March 9, 1993, as amended
                 August 10, 1995 (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 8, 1995).

Exhibit 30 Warrant Agreement dated as of March 9, 1993 between the Company and Boatmen's Trust Company, as Warrant Agent (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 23, 1993).

Exhibit 31***    Letter to participants in the Company's Profit Sharing Plan and
                 Trust and its Employee Stock Ownership Plan, together with the related memoranda of instructions and direction forms.

---------------

  * Filed herewith.

 ** Filed herewith and included in copy sent to holders of Common Stock and Warrants and to participants in the Company's Profit Sharing Plan and Trust and its Employee Stock Ownership Plan.

*** Filed herewith and included in copy sent to participants in the Company's
    Profit Sharing Plan and Trust and its Employee Stock Ownership Plan.